Exhibit 99.1

Confidential

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

REGULATIONS FOR THE FOURTEENTH CYCLE OF THE DEFERRED AND CONDITIONAL VARIABLE
REMUNERATION PLAN

Contents

1. INTRODUCTION	1
2. SUBJECTIVE SCOPE AND PURPOSE	2
3. SETTING THE AWARD	2
4. FUNCTIONING OF THE PLAN	4
5. DELIVERY OF SHARES	5
6. PERMANENCE AND OTHER CONDITIONS	7
7. ADMINISTRATION OF THE PLAN	9
8. GENERAL PROVISIONS	10

1. INTRODUCTION

Following a proposal by the remuneration committee, these regulations (the "Regulations") were approved by the board of Banco Santander, S.A. ("Banco Santander" or the "Bank") at its meeting held on 17 December 2024, and entails the approval of the Fourteenth Cycle of the Deferred and Conditional Variable Remuneration Plan (hereinafter, the "Deferred and Conditional Variable Remuneration Plan", the “Plan” or the “Fourteenth Cycle of the Deferred and Conditional Variable Remuneration Plan”) as part of the 2024 Variable Remuneration Policy.1

In cases where, due to the application of local ruling, the contents of the Regulations need to be modified or supplemented, the respective bodies of the institutions have adopted or shall adopt the necessary resolutions. Parties affected by the regulations resulting from such resolutions (in each case, the "Supplementary Regulations") shall be notified as appropriate.

Consequently, the Deferred and Conditional Variable Remuneration Plan is governed by the resolutions of the board of directors of the Bank, by the Regulations, and by the Supplementary Regulations where appropriate.

For the purposes of these Regulations, the Santander Group is understood as the group composed at any time of Banco Santander and any of its fully consolidated entities.

1 Terms in upper case that are not defined in these Regulations shall have the meaning ascribed to them in the abovementioned resolution of the board of directors.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

2. SUBJECTIVE SCOPE AND PURPOSE

The Fourteenth Cycle of the Deferred and Conditional Variable Remuneration Plan shall be applied in connection with the variable remuneration (hereinafter, the “Award”)2 with respect to 2024 for categories of staff whose professional activities have a significant impact on the risk profile of the institution, all of them together, the "Identified Staff" or “Material Risk Takers” (identified under section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of financial institutions and its supplementary regulations3 or by virtue of the Group’s identification policy or of regulatory or corporate criteria in a certain country), excluding those who are beneficiaries of the Ninth Cycle of the Deferred Multiyear Objectives Variable Remuneration Plan (hereinafter, the “Beneficiaries”). Identification of employees forming part of the "Identified Staff" and of the Beneficiaries of this Plan is the task of the Human Resources' corporate division, pursuant to the policy approved by Banco Santander’s board to this end.

The purpose of this fourteenth cycle is to defer a portion of the Award for a period of four years (or five years in the case of Beneficiaries with award levels comparable to those of certain categories of beneficiaries of the Ninth Cycle of the Deferred Multiyear Objectives Variable Remuneration Plan),4 depending on the category to which the Beneficiary belongs, subject to the non-occurrence of certain circumstances. The payments to be made under this fourteenth cycle shall be paid 50% in cash and 50% in instruments (Banco Santander shares), all in accordance with the rules approved by the board of directors of the Bank.

To the extent possible, when (i) the gross sum of total annual variable remuneration does not exceed 50,000 euros and (ii) does not represent more than one third of the Beneficiary's total annual remuneration, payment of such remuneration will occur immediately and fully in cash.

3. SETTING THE AWARD

The maximum amount of the 2024 Award for each Beneficiary will be set based on their reference or objective award and taking into account the additional quantitative metrics and qualitative factors stipulated. The status of Beneficiary and the maximum amount of the Award that the Beneficiary is eligible to receive, in accordance with these Regulations and their Supplementary Regulations, shall be individually notified.

2 For the purposes of these Regulations, the term "Award" refers to the variable remuneration conferred to an individual during financial year 2024 for the corresponding period he/she has been considered Identified Staff. It also includes any extraordinary variable remuneration that may, where applicable, be granted to certain Beneficiaries in respect of such period and be subject to the terms of these Regulations, as adapted in each case.

3 Commission Delegated Regulation (EU) 2021/923 of 25 March 2021 supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards setting out the criteria to define managerial responsibility, control functions, material business units and a significant impact on a material business unit’s risk profile, and setting out criteria for identifying staff members or categories of staff whose professional activities have an impact on the institution’s risk profile that is comparably as material as that of staff members or categories of staff referred to in Article 92(3) of that Directive (Text with EEA relevance). Likewise, the determination of the Identified Staff takes into account the Group’s Identified Staff identification policy and procedure, as well as any other regulatory or corporate criteria applicable in a given country.

4 In certain countries, the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

In any case, the variable components of the total remuneration that may be awarded to each Beneficiary in respect of the financial year 2024 may not exceed 100% of the fixed portion of their remuneration, or 200% for those Beneficiaries stated in the resolution approved by the general meeting on 22 March 2024 under item Six C of the agenda.

The executive committee and any director with delegated powers may, by delegation of authority of the board of directors of Banco Santander, by way of example only:

(i)	interpret the resolutions of the board of directors, and may adapt them, without affecting their basic content, to the circumstances that may arise at any given time, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the Award or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares under the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons[5]. In addition, they may adapt the aforementioned Plan (including the introduction of new conditions for the delivery of any deferred amount of the Award or the amendment of existing conditions and, if applicable, the increase of the deferred percentages or the deferral period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms;

(ii)	extend the deferral period in the jurisdiction or jurisdictions where so required and in respect of all or part of the Beneficiaries of the Award in order to adapt to the applicable regulations in force at any given time or to the requirements of the competent authority, making such adjustments as may be necessary to adapt Award to the new deferral period;

(iii)	set which executives or employees are Beneficiaries of the Award, apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the Beneficiaries; and, in the event that the maximum amount distributable in shares to be delivered to the Beneficiaries is exceeded, authorise the deferral and payment of the excess in cash; and

(iv)	determine, develop and specify the conditions upon which the receipt by the Beneficiaries of the corresponding shares or deferred amounts is contingent, as well as determine whether, according to the Plan, the conditions upon which the receipt by the Beneficiaries of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

5 In addition, it would also be possible to deliver shares, quotes (participaciones) or any other instruments based on the value of the shares or quotes (participaciones) of other subsidiaries of the Santander Group, listed or not-listed, in accordance with the resolutions passed by the Bank at any given moment.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Furthermore and as regards matters that are part of its area of authority, they shall have the power to develop, amend, alter or adapt the terms and conditions of the Fourteenth Cycle of the Deferred and Conditional Variable Remuneration Plan, as well as to substitute the above powers in favour of the person responsible for Human Resources of the Group, the general secretary or the global director of compensation of the Group.

4. FUNCTIONING OF THE PLAN

The Award for financial year 2024 will be paid according to the following percentages, depending on the time of payment and on the remuneration level of the Beneficiary (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)
Beneficiaries of the Award whose total target variable remuneration(**) is ≥ €2.7 mill.	40%	60%	5 years
Beneficiaries of the Award whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.).	50%	50%	5 years
Other Beneficiaries of the Award.	60%	40%	4 years

For the purposes of the assignation of a Beneficiary of the fourteenth cycle to the corresponding category, for those variable remunerations not denominated in euros, it will be taken into account the exchange rate average at closing corresponding to the last fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors agreed the variable remuneration of the Bank’s executive directors for 2023 (30 January 2024).

(*)	In certain countries, the deferral percentage and the deferral period may also be different to comply with applicable local regulations or with the requirements of the competent authority in each case.

(**)	Reference variable remuneration for an standard compliance (100% of the objectives).

Taking into account the foregoing, the Award for financial year 2024 of the Beneficiaries of this fourteenth cycle will be paid as follows:

(i)	In 2025, depending to the group to which they belong, each Beneficiary shall receive the Immediate Payment Percentage that corresponds to their group (the “Initial Date”, understood as the specific date at which the Immediate Payment Percentage is paid).

(ii)	Payment of the Deferred Percentage corresponding to each group shall be deferred for a period of 4 or 5 years (the “Deferral Period”), and shall be made in fourths or fifths within thirty days of the anniversary of the Initial Date in the years 2026, 2027, 2028, 2029 and, where applicable, 2030 (the “Anniversaries”), provided all requirements and conditions detailed in these Regulations, and, where applicable, in the Supplementary Regulations, are fulfilled.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iii)	The deferred portion shall be divided in four or five parts (each one an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each of the Anniversaries.

(iv)	Each of the payments to be made (either on the Initial Date and on the Anniversaries) will be made 50% in cash and 50% in Santander shares.

(v)	The Beneficiaries may not directly or indirectly hedge the Santander shares that they receive pursuant to the foregoing sections before delivery thereof. They may likewise not transfer them or directly or indirectly hedge the shares for one year as from the delivery thereof.

(vi)	On the occasion of each payment of the deferred amount in cash, and subject to the same requirements, it will be possible to pay to the Beneficiary in cash an amount corresponding to the adjustment of the deferred amount to the inflation calculated from the Initial Date and until the date on which each corresponding cash amount is paid, applying for these purposes the variation rate of the Consumer Price Index (Índice de Precios de Consumo) published by the National Institute of Statistics of Spain (Instituto Nacional de Estadística) between the date of accrual of the deferred cash amount and its payment date or the latest figure available on this last date. In countries different to Spain, the rate used will be the variation rate of the equivalent index published by the competent authority in each case or other mechanisms that reflect the same effect.

(viii)	All payments will be made after applying any withholding or payment on account applicable at any time.

5. DELIVERY OF SHARES

The total aggregate amount of the Award that the Beneficiaries can receive is limited to the maximum amount approved by the board of directors (hereinafter, “Maximum Amount of the Award”). The Award will be 50% in cash and 50% in Santander shares.

The board of directors, the executive committee and any director with delegated powers, as appropriate, will determine the amount of variable remuneration to be received by each Beneficiary of the Award. Concerning the delivery of shares, such decision shall take into account that in aggregate, the amounts to be received by the Beneficiaries shall respect the maximum amount of the Award to be delivered in shares (as approved by the board of directors) to the Beneficiaries of this Award (the “Maximum Amount of the Award Distributable in Shares” or “MAADS”; and, within this maximum, the specific amount to be awarded to each of the Beneficiaries, the “Individual Amount of the Award Distributable in Shares” or “IAADS”).

The number of shares corresponding to each Beneficiary, for both immediate and deferred payments, shall be calculated taking into account the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifty trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors agrees on the Award for the Bank’s executive directors for the financial year 2024 (the “2025 Listing Price”). Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The number of shares of Santander that may be delivered to each Beneficiary under this Award (the “Individual Award in Shares” or “IAS”), will be determined by applying the following formula:

The final number of shares to be delivered to each Beneficiary shall take into account the amount resulting from the application of the relevant taxes (withholdings or payments on account) in accordance with the procedure set forth in the following section (Shares delivery mechanism).

Any variable components of total remuneration that will be paid to each member of the Identified Staff in connection with the financial year 2024 shall be subject to the limits generally applicable for the variable remunerations of the Identified Staff.

When the Award has been set in a currency other than the euro, the applicable immediate and deferred amounts shall be converted into euro at the average closing exchange rate relating to the last fifteen trading sessions prior to the Friday (exclusive) for the week prior to 4 February 2025, the date on which the board of directors of Banco Santander plans to agree on the 2024 Incentive for executive directors. Subsequently, the number of shares to be delivered will be calculated on the terms indicated above.

Shares delivery mechanism

As indicated above, the Award will be paid partly in cash and partly in shares, the payment of which will be partly deferred in accordance with the provisions of these Regulations.

The shares shall be delivered through technical mechanisms (securities account, deposit, etc.) as appropriate in each case, and in all cases any applicable taxes and expenses shall be borne by the Beneficiary. The withholding or payment on account on the remuneration in kind entailed by the delivery of shares or any other tax relating thereto shall be calculated by applying the legislation prevailing at the time of effective delivery. The Beneficiary authorises the employing entity and the Bank to sell, prior to delivery, the shares necessary to proceed with the corresponding withholding or payment on account, as well as for the payment of any other applicable taxes, subsequently receiving the amount of shares net of such amounts.

As appropriate, shares may be delivered by the employing entity, or failing this, when justified by circumstances, by Banco Santander or by another company in its Group, using old or new shares, already available or obtained from third parties. Likewise, if it is required or advisable for any statutory or regulatory reasons or any other reasons of a similar nature, it will be possible to substitute the delivery of shares with cash payments of equivalent value (on the end date of the retention period applicable to each delivery of shares under the fourteenth cycle) or change the mechanisms of net delivery of shares in light of the procedures to be implemented for the payment of taxes.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The substitution of the delivery of shares of Banco Santander with the delivery of shares of local listed subsidiaries of the Santander Group may also be agreed, all in the terms and circumstances set out in these Regulations and, if applicable, the corresponding Supplementary Regulations.

Adjustments

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by those shares.

6. PERMANENCE AND OTHER CONDITIONS

The accrual of all the Award Annual Payments is conditional upon the fulfilment of certain requirements: (i) in addition to continuity of the Beneficiary within the Santander Group or the Beneficiary being in other situations where, pursuant to the agreement of the board of directors, the Award is maintained, as detailed in this section, (ii) none of the circumstances giving rise to the application of malus must be present during the period prior to each delivery of the Award, as set forth from time to time in the malus and clawback chapter of the Group’s remuneration policy. Furthermore, any Award amounts which have already been paid will be subject to their potential recovery (clawback) by the Bank in the events and during the time periods set out in the policy, which has been extended in 2023 to adapt it to the new regulations of the Securities Exchange Commission of the United States of America on the subject, all in accordance with the terms and conditions set out therein.

Malus and clawback adjustment provisions are triggered in the event of poor financial performance of the institution as a whole or of a specific division or area thereof or of the exposures from staff as a result of an executive(s)’s management of, at least, one of these factors:

Category	Factors
Risk	Significant failures in risk management by Banco Risk Santander, or by a business or risk control unit
Capital	An increase in capital requirements at the Banco Santander or one of its business units not Capital planned at the time that exposure was generated
Regulation and internal codes	Regulatory penalties or legal convictions for events that might be attributable to the unit or Regulation and staff responsible for them. In addition, failure to internal codes comply with Banco Santander’s internal codes of conduct
Conduct	Improper conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the Conduct liability of persons or bodies making such decisions will be considered especially significant

In addition, individual policies for each country may include any other criteria required by applicable legal provisions or local regulators.

The corresponding local executive body, together with local control, human resources, legal advice and other functions as appropriate, will have the power to decide on the application of malus or clawback. In light of the above, the relevant local executive body, depending on the occurrence and severity of one or more of the above factors and on the circumstances surrounding the event(s) giving rise to the application of malus or clawback, shall in each case determine the specific amount of the deferred retribution to be satisfied and/or to be recovered from that already paid in the case of application of malus or clawback clauses respectively.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Under the terms provided for in the Group's remuneration policy and other applicable internal regulations, the proposed implementation will be reported to the Group human resources committee and the corporate malus and clawback working group, who will review it, and may identify any events or relevant circumstances not reported by the local body and inform the local human resources function appropriately for inclusion in the process.

In any case, as provided for in paragraph 4.(e) of section 19 of the rules and regulations of the board and of the aforementioned chapter of the Group remuneration policy, the application of malus or clawback will be assessed by Banco Santander’s remuneration committee. In each case, the related tax treatment according to the prevailing legislation will be applied.

When a situation arises that justifies the application of malus and clawback clauses, upon the request of the Santander Group entity that granted the Award to the Beneficiary, the corresponding Award amounts will be reduced or recovered, even if the Beneficiary (i) has ceased to provide services within Santander Group or (ii) is currently employed by a different Santander Group entity than the one that granted the Incentive, in which case, said reduction or recovery can be carried out through the new entity (cross recovery), and the amounts to be reduced or recovered may also be deducted from other incentives granted by Santander Group to the Beneficiary.

Likewise, following each delivery of shares, the Beneficiary’s right to accrue the Award is also contingent upon compliance with the other rules governing the Plan as set out in these Regulations and, where applicable, in the Supplementary Regulations, specifically, with regard to any shares delivered to the Beneficiary, the aforementioned obligations to refrain from (a) directly or indirectly hedging them before delivery, and (b) from directly or indirectly transferring or hedging them for one year as from each delivery of shares.

Conditions relating to permanence in the Group:

When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the Beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of cash amounts that have been deferred and shares, as well as, where appropriate, the amounts derived from the inflationary adjustment of the deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

In the event of death, the right shall pass to the successors of the Beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the Beneficiary.

If the Beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the Beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the Beneficiary or the successors thereof maintain the right to receive deferred remuneration in cash and shares, as well as, where appropriate, the amounts derived from the inflationary adjustment of the deferred amounts in cash, such remuneration shall be delivered within the periods and upon the terms set forth in these Regulations.

Conditions relating to the Bank’s capital and liquidity position and the macroeconomic situation

Each of the payments under the Regulations is also conditional upon the corresponding body at the Bank verifying in advance that (i) such payments do not put the Bank’s capital or liquidity position at risk in accordance with the capital or liquidity targets set at any given time; and (ii) it is not advisable to make such payments or, where appropriate, they should be reduced owing to adverse macroeconomic or risk-generating circumstances.

7. ADMINISTRATION OF THE PLAN

Banco Santander’s board and, by delegation, the executive committee and any director with delegated powers, has the necessary powers to administer the Plan, notwithstanding the possibility of authorising the appropriate bodies or departments to carry out specific tasks related thereto, and any materialisation of decisions requiring the participation of bodies or departments of the various institutions whose employees include Beneficiaries. All without prejudice to the powers of attorney or other entitlements that may exist in relation thereto.

Specifically, the board and, by delegation, the executive committee and any director with delegated powers, may interpret the provisions of these Regulations and the Supplementary Regulations and adapt them to any new circumstances that may arise, without altering the basic content of the agreements of the board of directors, the maximum aggregate number of shares associated to the Plan, or the essential conditions on which their delivery depends, all in the terms set out in these Regulations and in the corporate resolutions adopted in relation to this Plan. The Group’s human resources committee, as part of its task to supervise and implement these Regulations and the Supplementary Regulations, may interpret the contents thereof when any such interpretation is required so as to allow an appropriate administration of the Plan.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

8. GENERAL PROVISIONS

This Plan and, consequently, the status of Beneficiary to whom it applies, solely and exclusively gives rise to the expectations and rights stipulated in these Regulations and, where applicable, in the Supplementary Regulations, in the terms established therein.